Exhibit 11

United Bancshares, Inc. and Subsidiaries

Computation of Earnings per Share

	For the three months		For the six months
	ended June 30,		ended June 30,
	2002	2001	2002	2001
Earnings per share - Basic

EARNINGS:
Net Income	$681	$865	$5,038	$1,252

Average Shares Outstanding:
Weighted average common shares outstanding	3,593,597	3,600,654	3,593,581	3,162,330

Before change in accounting principle	$0.19	$0.24	$0.34	$0.40
Change in accounting principle	$-	$-	$1.06	$-
After change in accounting principle	$0.19 =======	$0.24 ========	$1.40 ========	$0.40 ========

Earnings per share - Diluted

EARNINGS:
Net Income	$681	$865	$5,038	$1,252

Average Shares Outstanding:
Weighted average common shares outstanding	3,651,233	3,609,797	3,639,442	3,169,507

Before change in accounting principle	$0.19	$0.24	$0.34	$0.40
Change in accounting principle	$-	$-	$1.05	$-
After change in accounting principle	$0.19 =======	$0.24 =========	$1.39 ========	$0.40 ========